UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FX ALLIANCE INC.

(Name of Subject Company (Issuer))

CB TRANSACTION CORP.,
a wholly-owned subsidiary of
THOMCORP HOLDINGS INC.,
a subsidiary of
THOMSON REUTERS CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

361202 10

(CUSIP Number of Class of Securities)

Deirdre Stanley
Executive Vice President and General Counsel
Thomson Reuters Corporation
3 Times Square
New York, NY 10036
(646) 223-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
David N. Shine, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

CALCULATION OF FILING FEE
Transaction Valuation: Not applicable	Amount of Filing Fee: Not applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                                                      None                                  Filing Party:                     Not applicable
Form or Registration No.:                                                                      Not applicable                  Date Filed:                       Not applicable

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:
☒	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the issued and outstanding shares of common stock of FX Alliance Inc. (“FX”) by CB Transaction Corp. (“Purchaser”), a wholly-owned Delaware subsidiary of Thomcorp Holdings Inc. (“Thomcorp”), a Delaware subsidiary of Thomson Reuters Corporation, a corporation under the Laws of the Province of Ontario, Canada (“TR”), pursuant to an Agreement and Plan of Merger, dated as of July 8, 2012 (the “Agreement”), by and among FX, Thomcorp, Purchaser and, solely with respect to Section 9.13 of the Agreement, TR.

The tender offer described in the attached exhibit has not yet commenced, and the exhibit is neither an offer to purchase nor a solicitation of an offer to sell shares of FX.  At the time the tender offer is commenced, TR, Thomcorp and Purchaser will file a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials with the U.S. Securities and Exchange Commission (“SEC”), and FX will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  INVESTORS AND FX STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. Those materials will be made available to FX’s stockholders at no expense to them.  In addition, all of those materials (and all other tender offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Exhibit Index

99.1	Joint press release issued by Thomson Reuters Corporation and FX Alliance Inc., dated July 9, 2012.